Mail Stop 6010

July 9, 2007

Mr. Michael Falvey
Chief Financial Officer
Aspect Medical Systems, Inc.
One Upland Road
Norwood, MA 02062

> **Re:** **Aspect Medical Systems, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2006**
> **Filed March 15, 2007**
> **File No. 000-24663**

Dear Mr. Falvey:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Martin F. James
Senior Assistant Chief Accountant